Securities and Exchange Commission

Washington D.C. 20549

Re:   Iowa Public Agency Investment Trust

Reg. No. 811-07696
Preliminary Proxy Statement filed July 15, 2009

Ladies and Gentlemen,

Thank you for your telephone comments to the above referenced filing on July 23. We have made revisions to the proxy statement responsive to your comments which are reflected in the definitive proxy statement filed today.

We agree that the Iowa Public Agency Investment Trust is responsible for the adequacy and accuracy of the disclosure in its filings; that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and the Iowa Public Agency Investment Trust may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any other person under the federal securities laws of the United States.

Sincerely,

Vera Lichtenberger
Chief Compliance Officer